Exhibit 99.1
Sun Life Financial reports
record annual and quarterly earnings
Earnings exceed $2 billion for the year
Toronto – February 8, 2007 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record annual earnings of $2.1 billion for 2006 and record quarterly earnings of $545 million or $0.95 per share for the quarter ended December 31, 2006. Operating earnings per share (EPS) in the fourth quarter of 2006 were up 13.1% over operating EPS1 in the fourth quarter of 2005. Operating return on equity (ROE) was 14.0% for the quarter, up from operating ROE1 of 13.3% in the fourth quarter of 2005.
Operating EPS2 for the full year 2006 were $3.62 ($3.74 per share in constant currency), up 11.7% (15% in constant currency) over 2005 full year operating EPS. The strengthening of the Canadian dollar reduced operating earnings by $71 million or 12 cents per common share in 2006. Operating ROE was 13.8% (14.2% in constant currency) for the year, up 70 basis points (110 basis points in constant currency) from the operating ROE of 13.1% in 2005.
“I am pleased to report that we have once again achieved all of our key financial objectives in 2006. This impressive financial performance demonstrates our ability to sustain earnings growth and deliver on our growth strategies,” said Donald A. Stewart, Chief Executive Officer.
“Our recently announced acquisition of a high quality group benefits business in the United States underscores a key element of our strategy, that of growth through disciplined and focused acquisitions. In 2006 we continued to deliver on another key strategy, building global distribution, by growing our sales force in Asia, expanding into the wholesale market in Canada, launching new distribution partnerships in the United States, and further enhancing MFS’s international research and distribution platform,” he said.
Financial Highlights
•	Operating ROE increased 100 basis points to 14.0% from 13.0% in the fourth quarter of 2005. Operating ROE of 14.0% increased 70 basis points from 13.3% in the fourth quarter of 2005.

•	Operating EPS for the quarter increased 15.9% compared to the fourth quarter of 2005. Operating EPS of $0.95 increased 13.1% over operating EPS in the fourth quarter of 2005.

•	ROE for full year 2006 increased 120 basis points to 13.8% from 12.6% in 2005. Operating ROE of 13.8% increased 70 basis points from 13.1% in 2005.

•	EPS for full year 2006 increased 15.3% compared to 2005. Operating EPS of $3.62 increased 11.7% over operating EPS in 2005.

[1]	Operating EPS and ROE in the fourth quarter of 2005 excluded a $12 million after-tax charge to earnings related to integration costs associated with the acquisition of CMG Asia Limited and CommServe Financial Limited (collectively CMG Asia). Including this charge, EPS and ROE this quarter increased by 15.9% and 100 basis points, respectively, over the fourth quarter of 2005.

[2]	Operating earnings exclude charges described in the “Use of Non-GAAP Financial Measures” section of this report. Including these charges, EPS were $3.62 for the year 2006 up 15.3% over the $3.14 earned in 2005.
Fourth Quarter 2006 / sunlife.com 1

Fourth Quarter 2006 Earnings
•	On February 8, 2007, Sun Life Financial increased its quarterly common share dividend to 32 cents per share, up from 30 cents per share paid previously, bringing the total increase over the past year to 16%.

•	Sun Life Financial repurchased approximately 1.9 million common shares for $87 million this quarter, for a total share buyback of $575 million in 2006.

•	Sun Life Financial completed a domestic public offering in February of $250 million of Non-Cumulative Preferred Shares, Series 5 at $25 per share yielding 4.50% annually.
Business Highlights
During the fourth quarter and throughout 2006, the Company continued to deliver on its growth and distribution expansion strategies in each of its markets.
•	For the third year in a row, Sun Life Financial was named at the World Economic Forum in Davos, Switzerland, as one of the Global 100 Most Sustainable Corporations in the World. Sun Life Financial is one of only five Canadian corporations, one of only three life insurers globally, named to the Global 100 list, and has maintained its position since the ranking’s inception in 2005.

•	On January 11, 2007, Sun Life Financial announced the acquisition of the U.S. group benefits business of Genworth Financial, Inc. for US$650 million. The acquisition adds significant scale and scope to Sun Life’s U.S. group business and is expected to be immediately accretive to operating EPS and ROE.

•	Sun Life Financial Canada’s Individual Insurance life sales in the fourth quarter of 2006 increased 23%[3] compared to the fourth quarter of 2005, with 10% sales growth in the exclusive sales channel and 83% sales growth in the wholesale channel. Individual Wealth sales in the fourth quarter of 2006 increased 17% compared to the fourth quarter of 2005 on strong guaranteed and payout annuity sales.

•	Group Benefits in Canada performed strongly in 2006, with net sales for the full year 2006 up by 30% over full year 2005 supported by continued industry-leading client retention rates of over 97%.

•	Sun Life Financial Canada Group Retirement Services rollover sales, a key strategic focus, surpassed $500 million for the full year in 2006, and the rollover asset base grew to in excess of $2.2 billion.

•	Group Retirement Services once again ranked number one in all categories in Benefits Canada magazine’s December 2006 annual Defined Contribution Plan Survey, reaffirming it as the Canadian market leader.

•	Assets under management at MFS grew to a record US$187 billion as of December 31, 2006, driven by market appreciation. MFS achieved positive net flows during both the fourth quarter and for the full year 2006.

•	MFS’s pre-tax operating profit margin ratio for the full year in 2006 increased to 29% from 22% for the full year in 2005.

•	MFS’s record of superior performance in key asset classes was recognized in the most recent Lipper/Barron’s Fund Family Survey, where MFS ranked 14th of 67 major fund families based on performance in 2006.

[3]	All amounts shown in the Business Highlights are in local currency unless otherwise noted.
2 Sun Life financial Inc. / Fourth Quarter 2006

•	Sun Life Financial U.S. gross domestic variable annuity sales in the fourth quarter of 2006 increased 52% over the fourth quarter of 2005, to US$519 million.

•	Individual Life insurance sales from Sun Life Financial U.S. continued to be strong, increasing by 40% over the fourth quarter of 2005.

•	Sun Life Financial U.S. Group sales increased by 33% in the fourth quarter of 2006 compared to the same period a year ago. Sun Life’s U.S. Group business will have top ten market share in the United States in each of its major product categories upon completion of the recently announced U.S. group benefits acquisition.

•	Sun Life Financial Asia achieved two significant milestones in 2006, with annual revenues growing to more than C$1 billion and annual earnings increasing to over C$100 million for the first time. Annual revenues increased 35% over annual revenues in 2005 and annual earnings were up 140% over 2005 annual earnings.

•	The growth of the Birla Sun Life Insurance Company direct sales force during 2006 to over 34,000 advisors in 116 branches serving 95 cities contributed to a 53% growth in full year agency sales in India in 2006 over full year sales in 2005.

•	In China, Sun Life Everbright Life Insurance Company 2006 annual sales were up 108% over 2005 annual sales, following rapid geographic expansion in 2006 that saw the opening of 7 sales offices in Zhejiang province. During the fourth quarter of 2006, Sun Life Everbright opened a fourth branch office, located in Nanjing, the capital city of the Jiangsu province, and received regulatory approval to open an 8th sales office in Zhejiang province.
Fourth Quarter 2006 / sunlife.com 3

Fourth Quarter 2006 Earnings
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Full Year
	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	2006	2005
Revenues ($mm)	6,137	6,604	6,231	5,315	5,338	24,287	21,918

Common Shareholders’ Net Income ($mm)	545	541	512	491	478	2,089	1,843
Operating Earnings[1]($mm)	545	541	512	493	490	2,091	1,906

Earnings per Common Share (EPS) ($)	0.95	0.94	0.88	0.84	0.82	3.62	3.14
Operating EPS[1]($)	0.95	0.94	0.88	0.85	0.84	3.62	3.24
Fully Diluted Operating EPS[1]($)	0.94	0.93	0.88	0.84	0.83	3.58	3.23

Return on Common Equity (ROE) (%)	14.0	14.4	13.6	13.1	13.0	13.8	12.6
Operating ROE[1](%)	14.0	14.4	13.6	13.2	13.3	13.8	13.1

Average Common Shares Outstanding (mm)	572.6	574.2	578.8	581.8	582.8	576.8	586.5
Closing Common Shares Outstanding (mm)	571.8	573.0	575.3	580.9	582.0	571.8	582.0

S&P 500 Index (daily average)	1,389	1,287	1,282	1,283	1,232	1,311	1,207
S&P 500 Index (close)	1,418	1,336	1,270	1,295	1,248	1,418	1,248
Sun Life Financial Inc.2 reported record common shareholders’ net income of $545 million for the quarter ended December 31, 2006, up $67 million from $478 million in the fourth quarter of 2005. The increase in common shareholders’ net income was primarily due to increased earnings at MFS from the favourable impact of asset growth on fee income, business growth and the benefit of the CMG Asia acquisition in Sun Life Financial Asia, improved mortality and higher premium revenue in Reinsurance, the impact of favourable settlements in run-off reinsurance and investment gains in Corporate Support. These increases were partially offset by lower earnings from Sun Life Financial U.S., mostly due to Individual Life new business strain, and lower Sun Life Financial U.K. earnings from annuity reserve strengthening. ROE for the fourth quarter of 2006 was 14.0% compared with 13.0% for the fourth quarter of 2005. The 100 basis point improvement was the result of improved earnings and share repurchases. EPS were $0.95, 15.9% higher than the $0.82 reported in the prior year.
Operating ROE of 14.0% for the quarter was up from operating ROE of 13.3% in the fourth quarter of 2005. Operating EPS of $0.95 for the quarter were up 13.1% over operating EPS of $0.84 in the fourth quarter of 2005.

[1]	Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively. See “Use of Non-GAAP Financial Measures”.

[2]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
4 Sun Life Financial Inc. / Fourth Quarter 2006

Fourth Quarter 2006 Earnings
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s 2006 Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a non-GAAP financial measure as outlined under “Use of Non-GAAP Financial Measures”.
SLF Canada

	Quarterly Results					Full Year
	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	2006	2005
Revenues ($mm)	2,520	2,335	2,223	2,255	2,288	9,333	8,658

Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	156	123	156	150	131	585	572
Group Benefits	60	85	65	37	85	247	246
Group Wealth[1]	41	32	43	47	38	163	145

Total	257	240	264	234	254	995	963

ROE (%)	14.3	13.3	15.0	13.7	15.1	14.1	14.5

[1]	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $3 million, or 1.2%, compared to the fourth quarter of 2005. SLF Canada benefited from investment gains in Individual Insurance & Investments and Group Wealth, partially offset by lower Group Benefits earnings from a return to more normal investment results compared to the fourth quarter of 2005.
•	Individual Insurance & Investments earnings for the fourth quarter of 2006 increased by 19% over the fourth quarter of 2005 due to investment gains, increased earnings from CI Financial and continued administrative cost improvements.
•	Group Benefits earnings for the fourth quarter of 2006 decreased by 29% over the fourth quarter of 2005 from a return to more normal investment results compared to the fourth quarter of 2005.
•	Group Wealth earnings for the fourth quarter of 2006 increased by 8% over the fourth quarter of 2005 from investment gains and the favourable impact of asset growth on fee income.
Full year earnings increased by $32 million, or 3.3%, over full year earnings in 2005 due to higher Group Wealth and CI Financial earnings, partially offset by a return to more normal annuity mortality experience in Individual Insurance & Investments.
Fourth Quarter 2006 / sunlife.com 5

Fourth Quarter 2006 Earnings
SLF U.S.

	Quarterly Results					Full Year
	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	2006	2005
Revenues (US$mm)	2,102	2,804	2,608	1,734	1,699	9,248	7,539
Revenues (C$mm)	2,392	3,143	2,929	2,001	1,994	10,465	9,161

Common Shareholders’ Net Income (US$mm)
Annuities	61	88	64	85	84	298	268
Individual Life	9	22	(4)	23	34	50	100
Group Life & Health	16	11	20	—	10	47	41

Total (US$mm)	86	121	80	108	128	395	409

Total (C$mm)	97	136	90	125	149	448	495

ROE (%)	9.7	13.9	9.4	12.9	15.6	11.5	12.9
Earnings for SLF U.S. decreased C$52 million, or 35%, compared to the fourth quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by C$3 million compared to the fourth quarter of 2005, and by C$31 million for the full year 2006.
In U.S. dollars, earnings were US$86 million, down US$42 million, or 33%, from the fourth quarter of 2005. Earnings decreased primarily as a result of increased new business strain in Individual Life and the non-recurrence of tax benefits and Guaranteed Minimum Death Benefit (GMDB) reserve releases recognized in the fourth quarter of 2005 in Annuities. Equity markets increases over the course of the past few years have steadily reduced the exposure to guaranteed variable annuity benefits and, as a result, equity market improvements in the fourth quarter had a less pronounced impact on Annuities earnings.
•	Annuities earnings decreased US$23 million compared to the fourth quarter of 2005 due to the non-recurrence of tax benefits and GMDB reserve releases recognized in the fourth quarter of 2005.
•	Individual Life earnings decreased US$25 million compared to the fourth quarter of 2005 due to increased new business strain, partially offset by the favourable impact of increased earnings from lower tax jurisdictions.
•	Group Life & Health earnings increased US$6 million compared to the fourth quarter of 2005 from improved claims experience.
Full year 2006 earnings of US$395 million were down US$14 million or 3% from the prior year due to increased expenses relating to the transfer of Sun Life Retirement Services (U.S.), Inc., formerly MFS Retirement Services Inc., (RSI) to SLF U.S. in the first quarter of 2006, increased new business strain and the reserve impact of increased reinsurance rates on new business in Individual Life, partially offset by improved interest rate spreads and the positive impact of equity market movements in Annuities, and improvement in Group Life & Health earnings.
6 Sun Life Financial Inc. / Fourth Quarter 2006

Fourth Quarter 2006 Earnings
MFS

	Quarterly Results					Full Year
	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	2006	2005
Revenues (US$mm)	390	352	362	360	354	1,464	1,360
Revenues (C$mm)	444	395	407	416	416	1,662	1,648

Common Shareholders’ Net Income (US$mm)	62	52	47	45	38	206	147
Common Shareholders’ Net Income (C$mm)	71	58	53	52	45	234	179

Pre-tax Operating Profit Margin Ratio	34%	30%	27%	26%	23%	29%	22%
Average Net Assets (US$B)	182	170	168	167	158	172	151
Assets Under Management (US$B)	187	175	168	170	162	187	162
Net Sales/(Redemptions) (US$B)	1.0	(0.1)	(0.4)	(0.3)	1.9	0.2	7.5
Market Movement (US$B)	11.0	6.9	(1.0)	7.5	2.9	24.4	8.6

S&P 500 Index (daily average)	1,389	1,287	1,282	1,283	1,232	1,311	1,207
Earnings for MFS increased C$26 million, or 58%, compared to the fourth quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by C$2 million compared to the fourth quarter of 2005, and by C$16 million for the full year 2006.
In U.S. dollars, fourth quarter earnings were US$62 million, US$24 million, or 63%, higher than in the fourth quarter of 2005 primarily due to the favourable impact of asset growth on fee income and cost containment. Average net assets of US$182 billion increased 15% compared to the fourth quarter of 2005. Total revenues of US$390 million grew by 10% compared to the fourth quarter of 2005. Advisory revenues for the fourth quarter increased 17% to US$232 million consistent with asset growth.
Total assets under management at December 31, 2006 were US$187 billion, an increase of US$25 billion for the full year 2006 over 2005, driven largely by market appreciation.
Full year 2006 earnings of US$206 million increased by US$59 million, or 40%, over the full year 2005 driven by growth in advisory revenue, cost containment and the transfer of RSI to SLF U.S. in the first quarter of 2006.
SLF Asia

	Quarterly Results					Full Year
	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	2006	2005
Revenues ($mm)	297	240	259	226	257	1,022	759

Common Shareholders’ Net Income ($mm)	33	13	31	24	7	101	42

ROE (%)	12.6	5.2	12.6	10.2	4.3	10.2	8.6
SLF Asia’s fourth quarter 2006 revenues increased 16% over the fourth quarter of 2005 primarily due to business growth and the CMG Asia acquisition early in the fourth quarter of 2005.
Fourth quarter 2006 earnings of $33 million increased by $26 million, or nearly four times, over the same period in 2005 primarily due to the CMG Asia acquisition.
Fourth Quarter 2006 / sunlife.com 7

Fourth Quarter 2006 Earnings
Full year 2006 earnings of $101 million increased by $59 million, or 140%, over the same period last year mostly due to the CMG Asia acquisition.
SLF Asia sales for the full year 2006 were up 30% in Canadian currency over the same period last year. In local currency, the 2006 sales were up 38% over 2005, with double digit growth in each business unit. In Hong Kong, sales were up 32% as a result of the CMG Asia acquisition. Strong pre-need sales following an innovative promotional campaign contributed to the 38% sales growth in the Philippines. In Indonesia, 2006 sales were up 47% over 2005, driven by improved agency productivity and strong bancassurance sales. The Birla Sun Life Insurance Company direct sales force grew to over 34,000 advisors in 116 branches serving 95 cities in India and, in China, Sun Life Everbright Life Insurance Company opened seven offices in the Zhejiang province and a new branch in Nanjing, the capital city of the Jiangsu province, during 2006.
Corporate
     Corporate includes the results of SLF U.K., the active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly Results					Full Year
	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	2006	2005
Common Shareholders’ Net Income/(Loss)($mm)
SLF U.K.	28	57	48	38	58	171	192
Reinsurance	35	25	24	9	(18)	93	5
Corporate Support	24	12	2	9	(17)	47	(33)

Total	87	94	74	56	23	311	164
Fourth quarter 2006 earnings increased by $64 million compared to the fourth quarter of 2005. Higher premium revenue, improved mortality experience and the absence of reserve strengthening taken in the fourth quarter of 2005 in Reinsurance, and improved Corporate Support results due to the impact of favourable settlements in run-off reinsurance and investment gains more than offset lower SLF U.K earnings from annuity reserve strengthening. The reserve strengthening in SLF U.K. was partially offset by the impact of a tax benefit recognized in the fourth quarter of 2006.
Full year 2006 earnings of $311 million increased by $147 million over the full year 2005 due to improved results in Reinsurance from better mortality experience and the absence of reserve strengthening which occurred in 2005, the impact of favourable settlements in run-off reinsurance, and the absence of the $51 million after-tax charge to earnings in 2005 from the sale Cuprum and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia.
Additional Financial Disclosure
Revenue
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded from revenue under U.S. GAAP.
Revenues of $6.1 billion in the fourth quarter of 2006 increased by $799 million over the same period in 2005. The increase was largely due to higher premiums of $487 million, predominantly from annuities and life insurance. Net investment income also produced additional revenue of $263 million from the fourth quarter in 2005 mainly from the impact of higher equity market growth in 2006. Excluding the unfavourable impact of $75 million due to the strengthening of the Canadian dollar against foreign currencies, revenues grew by $874 million.
8 Sun Life Financial Inc. / Fourth Quarter 2006

Fourth Quarter 2006 Earnings
Premium revenue rose to $3.5 billion during the fourth quarter of 2006, improving by $487 million over the fourth quarter last year, or by $531 million excluding the unfavourable impact of $44 million due to the strengthening of the Canadian dollar. Life insurance premiums grew by $119 million with increases mainly from SLF U.S. and the Reinsurance business unit. SLF U.S. generated $61 million higher life insurance premiums over last year’s fourth quarter, primarily attributable to core universal life products. The Reinsurance business unit increased life insurance premiums by $61 million from the fourth quarter in 2005 on sales growth and due to the recapture of a stop loss treaty and associated retrocession premiums.
Annuity premiums of $1.1 billion in the fourth quarter were up $307 million as compared to the fourth quarter of 2005 including the negative effect of $16 million from currency rate changes. SLF Canada annuity premiums were up by $109 million over the fourth quarter in 2005 with Group Wealth’s increase of $71 million related to sales growth. SLF U.S. annuity premiums also increased $161 million in the fourth quarter of 2006 over the same period a year ago.
Fourth quarter 2006 net investment income of $1.8 billion was ahead by $263 million as compared to the fourth quarter of 2005. The gains from the impact of favourable capital market conditions were slightly reduced by the $14 million unfavourable currency effect due to the stronger Canadian dollar relative to the 2005 exchange rates.
Fee income of $778 million in the fourth quarter of 2006 was up $49 million from the same period in 2005 including the unfavourable currency translation impact of $18 million. The increase was primarily attributable to growth in the SLF U.S. variable annuities and MFS businesses.
Total revenue of $24.3 billion for the year ended December 31, 2006 increased by $2.4 billion compared to the same period in 2006 due to higher premiums of $1.7 billion, $0.6 billion more in net investment income reflecting improved market capital conditions, and additional fee income earned on higher average net asset levels. Total revenues would have been up by $3.4 billion without the negative currency effect of $995 million.
Life insurance premiums contributed $485 million of the 2006 premiums increase over 2005 as SLF U.S.’s Individual Life Insurance premiums rose by $294 million, mainly as a result of higher core universal life sales. Health premiums improved by $360 million over last year with $272 million from SLF Canada’s Group Benefits due to new business growth and less premiums ceded to reinsurers. Annuities premiums exceeded last year’s levels by $824 million, benefited by an increase of $623 million from SLF U.S. The additional US$900 million from the 2006 medium term note issuances was partly reduced by lower U.S. fixed indexed annuities premiums.
Assets Under Management
AUM were $436.5 billion as at December 31, 2006 compared to $401.2 billion as at September 30, 2006, and $387.4 billion as at December 31, 2005. The increase of $35.3 billion between September 30, 2006 and December 31, 2006 resulted from:
(i)	an increase of $19.6 billion from favourable market performance;

(ii)	an increase of $13.0 billion from a weakening of the Canadian dollar against foreign currencies on December 31, 2006 compared with September 30, 2006.

(iii)	net sales of mutual, managed and segregated funds of $1.3 billion; and

(iv)	continued business growth of $1.4 billion.
AUM increased $49.1 billion between December 31, 2005 and December 31, 2006. The increase related to:
(i)	continued business growth of $5.7 billion, mostly in SLF U.S. investment and Individual Life products,

(ii)	positive market movements of $38.9 billion;

(iii)	net sales of mutual, managed and segregated funds of $1.8 billion; and

(iv)	an increase of $2.7 billion from the weakening of the Canadian dollar against foreign currencies on December 31, 2006 compared to December 31, 2005.
Fourth Quarter 2006 / sunlife.com 9

Fourth Quarter 2006 Earnings
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $117.8 billion as at December 31, 2006, compared to $110.9 billion a year earlier. The increase of $6.9 billion resulted from organic business growth of $5.7 billion, primarily from SLF U.S. investment and Individual Life products, and the $1.3 billion positive currency effect due to a weaker Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $81.0 billion as at December 31, 2006 were $3.5 billion higher than as at December 31, 2005. Business growth of $2.6 billion, mostly in SLF U.S., and the $915 million favourable currency impact from a weak Canadian dollar relative to other foreign currencies drove the rise in actuarial and other policy liabilities.
Shareholders’ equity, including the Company’s preferred share capital, increased from $15.5 billion as at December 31, 2005 to $17.1 billion as at December 31, 2006. Shareholders’ net income, before preferred share dividends of $48 million, contributed $2.1 billion. The Class A Preferred Shares Series 3 and Series 4 issued in 2006 added $538 million, net of costs. Currency fluctuations further increased equity by $163 million. Dividend payments on common shares of $663 million and $496 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised), partly reduced these increases.
Shareholders’ equity as at December 31, 2006, including the Company’s preferred share capital, rose by $1.0 billion from $16.1 billion as at September 30, 2006. Shareholders’ net income, before preferred share dividends of $14 million, contributed $559 million. The Class A Preferred Series 4 issued in October 2006 and currency fluctuations further increased equity by $293 million and $394 million, respectively. Dividend payments on common shares of $172 million and $61 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised), partly reduced these increases.
At December 31, 2006, Sun Life Financial Inc. had 571,843,922 common shares and 51,000,000 preferred shares outstanding.
Regulatory and Legal Matters
Information concerning regulatory and legal matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion & Analysis and Annual Information Form for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
10 Sun Life Financial Inc. / Fourth Quarter 2006

Fourth Quarter 2006 Earnings
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. The Company’s performance is also evaluated using certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. The performance of business segments is evaluated using ROE that is based on an allocation of common equity or risk capital to the business segments, based on assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of that business. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the after-tax charges of $12 million and $2 million for the integration of CMG Asia taken in the fourth quarter of 2005 and the first quarter of 2006 respectively.
Forward-Looking Statements
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Fourth Quarter 2006 / sunlife.com 11

Fourth Quarter 2006 Earnings
Analysts’ Conference Call
The Company’s fourth quarter 2006 financial results will be reviewed at a conference call today at 4:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q4 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast, will be provided along with links to related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management of $436 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:

Susan Jantzi	Kevin Strain
Senior Manager	Vice-President
External Communications & Corporate Affairs	Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com
12 Sun Life Financial Inc. / Fourth Quarter 2006